EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State/Country of Organization
Insulet Asia (Singapore) Pte. Ltd.	Singapore
Insulet Austria GmbH	Austria
Insulet Australia Pty Ltd	Australia
Insulet Canada Corporation	Canada
Insulet Consulting (Shenzhen) Co., Ltd.	China
Insulet France SAS	France
Insulet Germany GmbH	Germany
Insulet International Holdings Ltd.	United Kingdom
Insulet International Ltd.	United Kingdom
Insulet MA Securities Corporation	Massachusetts
Insulet Malaysia Sdn. Bhd.	Malaysia
Insulet Mexico Investments LLC	Delaware
Insulet Mexico, S. de R.L. de C.V.	Mexico
Insulet Netherlands B.V.	Netherlands
Insulet Netherlands Holdings B.V.	Netherlands
Insulet Realty Holdings LLC	Delaware
Insulet Singapore Private Limited	Singapore
Insulet Switzerland GmbH	Switzerland
Sub-Q Solutions, Inc.	Delaware